FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ/MF) 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 11, 2007

DATE, TIME AND PLACE: On December 11, 2007, at 12:30 pm, at the Company’s headquarters, at Avenida Brigadeiro Luiz Antônio, n.º 3.142, in the City and State of São Paulo.

PRESIDING BOARD: Chairman: Abílio dos Santos Diniz; Secretary: Marise Rieger Salzano.

CALL AND ATTENDANCE: Pursuant to Article 15, second paragraph, of the Company’s Bylaws, the call was waived due to the attendance of all Board of Directors’ members.

AGENDA: (i) Election of the Company’s Chief Executive Officer, in view of the dismissal of Mr. Cássio Casseb Lima.

RESOLUTIONS: The Board Members evaluated the item presented in the agenda and unanimously resolved on:

(i) pursuant to Article 20 of the Company’s Bylaws, the election of the new Chief Executive Officer: CLÁUDIO EUGÊNIO STILLER GALEAZZI, Brazilian citizen, married, accountant, ID (RG) 2.312.869 SSP/SP, Individual Taxpayers’ Register (CPF/MF) 381.876.128 -00, resident in the City and State of São Paulo, with commercial address at Av. Brigadeiro Luiz Antonio, 3142, Jardim Paulista, who shall carry out the term of office of the CEO dismissed herein, which is up to April 30, 2008.

The CEO elected herein declares, under the penalties of the law, not to be subject to any of the crimes set forth in law, which would hinder him from practicing the trading activity, being aware of the provisions set forth in Article 147 of Law 6.404/76 and shall take office of his position upon signature of the respective Instrument of Investiture drawn up in the Company’s records.

(ii) the confirmation of the current Board of Executive Officers, whose term of office expires on April 30, 2008: Chief Executive Officer: Cláudio Eugênio Stiller Galeazzi; Financial Administrative Officer: Enéas César Pestana Neto, Investment and Works Officer: Caio Racy Mattar; Pão de Açúcar/Supermarkets Officer: José Roberto Coimbra Tambasco, Comprebem Supermarkets and Hypermarkets Officer: Hugo Antonio Jordão Bethlem; Human Resources Officer: Maria Aparecida da Fonseca, Investor Relations Officer: Daniela Sabbag, Commercial Officer – Food Products: Antonio Ramatis Fernandes Rodrigues, Marketing Officer: Claudia Jordão Ribeiro Pagnano, Commercial Officer – Non-Food Products: Pedro Barcellos Janot Marinho and International Commerce Executive Officer: Alexandre Lodygensky Junior.

APPROVAL AND SIGNATURE OF THE MINUTES: Having nothing else to discuss, the meeting was adjourned for the drawing up of these minutes. After reopening the meeting, these present minutes were read, approved and signed by all attendees. São Paulo, December 11, 2007. Chairman – Abilio dos Santos Diniz; Marise Rieger Salzano – Secretary. Signatures: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Cândido Botelho Bracher, Fábio Schvartsman, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger and Michel Alain Maurice Favre.

This is a free English translation of the original instrument drawn up in the Company’s records.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
Brazilian Bar Association (OAB)/SP 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 11, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.